File No. 70-10051

             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549

                       AMENDMENT NO. 3
                             TO
                          FORM U-1

                   APPLICATION/DECLARATION

                            Under

       THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                     NORTHEAST UTILITIES
                      107 Selden Street
                      Berlin, CT  01037

       (Name of companies filing this statement and address of principal executive offices)

                     NORTHEAST UTILITIES
            (Name of top registered holding company)

                    Gregory Butler, Esq.
        Vice President, Secretary and General Counsel
             Northeast Utilities Service Company
                        P.O. Box 270
              Hartford, Connecticut  06141-0270
           (Name of address of agent for service)

The Commission is requested to mail signed copies of all orders, notices and communications to:

David R. McHale                    Jeffrey C. Miller
Vice President and Treasurer       Assistant General Counsel
Northeast Utilities Service        Northeast Utilities Service
  Company                            Company
107 Selden Street                  107 Selden Street
Berlin, CT  06037                  Berlin, CT 06037

     The Application/Declaration in this File, as heretofore amended, is hereby further amended and restated to read as follows:

"ITEM 1. Description of Proposed Transaction

1. Northeast Utilities ("NU") is a public utility holding company registered under the Public Utility Holding Company
Act of 1935, as amended (the "Act"). NU files this Application/Declaration under the Act to seek authorization concerning long-term debt issuances at the NU level.
Specifically, NU is requesting authorization through the period ending June 30, 2005 (the "Authorization Period"):

     (i) to issue from time to time unsecured long-term debt securities ("Long-term Debt") in an aggregate amount at any time outstanding not to exceed $600 million; <FN1> and

     (ii) to enter into hedging transactions with respect to existing indebtedness of NU and of its Nonutility Companies (as defined below) ("Interest Rate Hedges") in order to manage and minimize interest rate costs, and to enter into hedging transactions with respect to future expected debt issuances of NU and of its Nonutility Companies ("Anticipatory Hedges") in order to lock-in then current interest rates and/or manage interest rate risk exposure.

  For purposes of this Application, Nonutility Companies include companies formed pursuant to Rule 58 ("Rule 58 Subsidiaries"), exempt wholesale generators ("EWGs"), foreign utility companies ("FUCOS"), exempt telecommunications companies ("ETCs") and other competitive direct or indirect subsidiaries of NU, the acquisition of which has been authorized by the Commission.

2. Use of Proceeds. NU will use the proceeds from these financings for general corporate purposes, including (i) investments in its regulated utility companies (The Connecticut Light and Power Company, Western Massachusetts Electric Company, Public Service Company of New Hampshire, Holyoke Water Power Company and Yankee Gas Services Company, collectively, the "Operating Companies"), (ii) investments in Rule 58 Subsidiaries, ETCs and other competitive companies authorized by Commission order, (iii) the repayment, redemption, refunding or purchase by NU of its own securities , (iv) financing working capital requirements of NU and its subsidiaries, and (v) other corporate purposes. NU will retain the benefit or absorb any losses resulting from Interest Rate Hedges or Anticipatory Hedges for debt issuances of the Nonutility Companies. A detailed list of the anticipated use of proceeds is filed herewith as Exhibit I.

3. NU represents that no financing proceeds will be used to acquire the securities of, or other interests in, any company unless such acquisition has been approved by the Commission or is in accordance with an exemption under the Act or rules thereunder, including Sections 32, 33 and 34 and Rules 52, 53 and 58. The aggregate amount of proceeds invested in Rule 58 Subsidiaries will adhere to the limitations of that rule.

LONG TERM DEBT

4. NU requests authorization to issue Long-term Debt, the proceeds of which will enable NU to reduce or refinance short-term debt with more permanent capital and provide an important source of future financing for the operations of and investments in non- utility businesses that are exempt under the Act and its regulated businesses.
<FN2>

5. Long-term Debt would be in the form of unsecured notes ("Debentures") issued in one or more series. The Debentures of any series (i) will have a maturity ranging from one to 50 years, (ii) will bear interest at a rate not to exceed 500 basis points over the yield to maturity of a U.S. Treasury security having a remaining term approximately equal to the term of such series of Debentures, (iii)
may be subject to optional and/or mandatory redemption, in whole or in part, at par or at various premiums above or discounts below the principal amount thereof, (iv) may be entitled to mandatory or optional sinking fund provisions and (v) may provide for reset of the coupon
pursuant to a remarketing arrangement.   Long-term Debt of NU also may
be in the form of unsecured bank lines of credit ("Bank Lines"). Bank Lines will have maturities of not more than five years from the date of each borrowing and the effective cost of such loans will not exceed at the time of issuance 500 basis points over LIBOR.

6. NU contemplates that the Debentures would be issued and sold directly to one or more purchasers in privately-negotiated transactions or to one or more investment banking or underwriting firms or other entities that would resell the Debentures without registration under the 1933 Act, in reliance upon one or more applicable exemptions from registration thereunder, or to the public either (i) through underwriters selected by negotiation or competitive bidding or (ii) through selling agents acting either as agent or as principal for resale to the public either directly or through dealers.

7. The maturity dates, interest rates, call, redemption and sinking fund provisions and conversion features, if any, with respect to the Debentures of a particular series, as well as any associated placement, underwriting or selling agent fees, commissions and discounts, if any, will be established by negotiation or competitive bidding and reflected in the applicable supplemental indenture or officer's certificate and purchase agreement or underwriting agreement setting forth such terms. NU further commits that, apart from the securities issued for the purpose of funding money pool operations, no Long-term Debt may be issued in reliance upon this Order during the Authorization Period, unless: (i) the security to be issued, if rated, is rated investment grade; and (ii) all outstanding securities of NU that are rated are rated investment grade. For purposes of this condition, a security will be considered investment grade if it is so rated by at least one nationally recognized statistical rating organization, as that term is used in paragraphs (c)(2)(vi)(E), (F) and (H) of Rule 15c3-1 under the 1934 Act. NU requests that the Commission reserve jurisdiction over the issuance by NU of any Long-term Debt that is rated below investment grade.

HEDGES

8. Interest Rate Hedges. NU requests authorization to enter into Interest Rate Hedges with respect to indebtedness of NU and of the Nonutility Companies, subject to certain limitations and restrictions set forth herein, in order to reduce or manage interest rate costs and risks and to generate parent-level cash and earnings. Interest Rate Hedges would generally be privately negotiated and only be entered into with counterparties ("Approved Counterparties") whose senior unsecured debt ratings, or the Senior unsecured debt ratings of any guaranteeing parent companies of the Counterparties, as published by Standard and Poor's Ratings Group, are equal to or greater than BBB, or an equivalent rating from Moody's Investors Service or Fitch IBCA. NU from time to time may also acquire Interest Rate Hedges through an on-exchange transaction.

9. Interest Rate Hedges will involve the use of financial instruments commonly used in the capital markets, such as options, interest rate swaps, locks, <FN3> caps, collars, floors, exchange-traded futures and options, and other similar appropriate instruments. The transactions would be for fixed periods and stated notional amounts as are generally accepted as prudent in the capital markets. In no case will the notional principal amount of any Interest Rate Hedge exceed that of the underlying debt instrument. NU will not engage in speculative transactions within the meaning of such term in Statement of Financial Accounting Standard 133, as amended ("FAS 133"). Transaction fees, commissions and other amounts payable to brokers in connection with an Interest Rate Hedge will not exceed those generally obtainable in competitive markets for parties of comparable credit quality.

10. Anticipatory Hedges. In addition, NU requests authorization to enter into Anticipatory Hedges with respect to anticipated debt offerings of NU and the Nonutility Companies, subject to certain limitations and restrictions set forth herein. Such Anticipatory Hedges would only be entered into with Approved Counterparties, and would be utilized to manage the interest rate risk associated with any new Long-term Debt issuance of its own or of its Nonutility Companies through (i) a sale of exchange-traded U.S. Treasury futures contracts, a forward sale of U.S. Treasury Securities and/or a swap for the sale of the value of U.S. Treasury Securities (each a "Forward Sale"), (ii) the purchase of put options on U.S. Treasury Securities (a "Put Options Purchase"), (iii) a Put Options Purchase in combination with the sale of call options on U.S. Treasury Securities (a "Zero Cost Collar"), (iv) transactions involving the purchase or sale, including short sales, of U.S. Treasury Securities, or (v) some combination of a Forward Sale, Put Options Purchase, Zero Cost Collar and/or other derivative or cash transactions, including, but not limited to options, locks, caps and collars, appropriate for the Anticipatory Hedges.

11. Anticipatory Hedges may be executed on-exchange ("On-Exchange Trades") through brokers by trading futures and/or options positions publicly traded, or over-the-counter with one or more counterparties ("Off-Exchange Trades"), or a combination of On-Exchange Trades and Off-Exchange Trades. NU will determine the optimal structure of each Anticipatory Hedge transaction at the time of execution. NU may decide to lock in interest rates and/or limit its exposure to interest rate increases.

12. NU represents that each Interest Rate Hedge and Anticipatory Hedge will qualify for hedge accounting treatment on a continuing basis under generally acceptable accounting practices ("GAAP"). NU will also comply with the then existing financial disclosure requirements of the Financial Accounting Standards Board associated with hedging transactions. Currently FAS 133 is the applicable standard.<FN4>

13.  Current Financial Conditions

     (a)  NU

        For the twelve (12) months ended December 31, 2002, NU's gross revenues and net income were approximately $5.0 billion and $152 million, respectively. As of December 31, 2002, NU's consolidated capitalization consisted of 33.4% common equity, 1.8% preferred stock, 28.6% of Rate Reduction Bonds issued pursuant to state law by the operating public utility companies (the "Operating Companies"), and 36.2% debt. When the Rate Reduction Bonds are excluded, NU's consolidated capitalization consisted of 46.8% common equity, 2.4% preferred stock and 50.8% debt.

NU Credit Ratings (Senior Unsecured Debt)

     Moody's                  S&P

     Baa1                     BBB


     (b)  The Operating Companies

    The Operating Companies are in strong financial condition, as indicated by such factors as debt/equity ratios and securities ratings.

The Connecticut Light and Power Company ("CL&P")

As of December 31, 2002, CL&P's consolidated capitalization consisted of 24.1% common equity, 4.0% preferred stock, 43.2% of Rate Reduction Bonds issued pursuant to state law, and 28.7% of long-term and short-term debt.
<FN5>  When the Rate Reduction Bonds are excluded, CL&P's consolidated capitalization consisted of 42.4% common equity, 7.0% preferred stock and 50.5% debt. The credit rating for senior debt of CL&P is BBB+ by Standard and Poor's and A3 by Moody's.

Western Massachusetts Electric Company ("WMECO")

As of December 31, 2002, WMECO's consolidated capitalization consisted of 31.9% common equity, 28.8% of Rate Reduction Bonds issued pursuant to state law, and 39.3% of long-term and short-term debt. When the Rate Reduction Bonds are excluded, WMECO's consolidated capitalization consisted of 44.8% common equity and 55.2% debt. The credit rating for senior unsecured debt of WMECO is BBB+ by Standard and Poor's and A3 by Moody's.

Public Service Company of New Hampshire ("PSNH")

As of December 31, 2002, PSNH's consolidated capitalization consisted of 26.0% common equity, 41.2% of Rate Reduction Bonds issued pursuant to state law, and 32.8% of long-term and short-term debt. <FN6> When the Rate Reduction Bonds are excluded, PSNH's consolidated capitalization consisted of 44% common equity and 56% debt. The credit rating for senior secured debt of PSNH is BBB+ by Standard and Poor's and A3 by Moody's.

ITEM 2. Fees, Commissions, and Expenses

1. The fees, commissions and expenses of the Applicant expected to be paid or incurred, directly or indirectly, in connection with the transactions described above, other than those fees specified in Item 1 above, are estimated as follows:

Northeast Utilities Service Company (Legal, Financial, Accounting and Other Services):

     Not in excess of $25,000

ITEM 3. Applicable Statutory Provisions

1. Sections 6(a) and 7 of the Act are applicable to the issuance of Long-term Debt, Interest Rate Hedges and Anticipatory Hedges.

ITEM 4. Regulatory Approvals

1. No state commission, and no federal commission, other than the Commission, has jurisdiction over the proposed transactions.

ITEM 5. Procedure

1. The Applicant hereby requests that the Commission publish a notice under Rule 23 with respect to the filing of this Application as soon as practicable and that the Commission's order be issued as soon as possible. A form of notice suitable for publication in the Federal Register is attached hereto as Exhibit H. The Applicant respectfully requests the Commission's approval, pursuant to this Application, of all transactions described herein, whether under the sections of the Act and Rules thereunder enumerated in Item 3 or otherwise. It is further requested that the Commission issue an order authorizing the transactions proposed herein at the earliest practicable date. Additionally, the Applicant (i) requests that there not be any recommended decision by a hearing officer or by any responsible officer of the Commission, (ii) consents to the Office of Public Utility Regulation within the Division of Investment Management assisting in the preparation of the Commission's decision, and (iii) waives the 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective, since it is desired that the Commission's order, when issued, become effective immediately.

Other Matters

1. Except in accordance with the Act, neither NU nor any subsidiary thereof (a) has acquired an ownership interest in an EWG or a FUCO, as defined in Sections 32 and 33 of the Act, or (b) now is or as a consequence of the transactions proposed herein will become a party to, or has or will as a consequence of the transactions proposed herein have a right under, a service, sales, or construction contract with an EWG or a FUCO. None of the proceeds from the transactions proposed herein will be used by NU and its subsidiaries to acquire any securities of, or any interest in, an EWG or a FUCO.

2. NU currently meets all of the conditions of Rule 53(a), except for clause (1). At December 31, 2002, NU's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $448.2 million, or approximately 59% of NU's average "consolidated retained earnings," also as defined in Rule 53(a)(1), for the four quarters ended December 31, 2002 ($713.1 million). With respect to Rule 53(a)(1), however, the Commission has determined that NU's financing of its investment in Northeast Generation Company ("NGC"), NU's only current EWG or FUCO, in an amount not to exceed $481 million or 83% of its "average consolidated retained earnings" would not have either of the adverse effects set forth in Rule 53(c). See Northeast Utilities, Holding Co. Act Release No. 27148, dated March 7, 2000 (the "Rule 53(c) Order"). NU continues to assert that its EWG investment in NGC will not adversely affect the System.

3. In addition, NU and its subsidiaries are in compliance and will continue to comply with the other provisions of Rule 53(a) and (b), as demonstrated by the following determinations:

(i) NGC maintains books and records, and prepares financial statements, in accordance with Rule 53(a)(2). Furthermore, NU has undertaken to provide the Commission access to such books and records and financial statements, as it may request;

(ii) No employees of NU's public utility subsidiaries have rendered services to NGC;

(iii) NU has submitted (a) a copy of each Form U-1 and Rule 24 certificate that has been filed with the Commission under Rule 53 and
(b) a copy of Item 9 of the Form U5S and Exhibits G and H thereof to each state regulator having jurisdiction over the retail rates of NU's public utility subsidiaries;

(iv) Neither NU nor any subsidiary has been the subject of a bankruptcy or similar proceeding unless a plan of reorganization has been confirmed in such proceeding;

(v) NU's average CREs for the four most recent quarterly periods have not decreased by 10% or more from the average for the previous four quarterly periods; and

(vi) In the previous fiscal year, NU did not report operating losses attributable to its investment in EWGs/FUCOs exceeding 3 percent of NU's consolidated retained earnings.

4. The proposed transactions, considered in conjunction with the effect of the capitalization and earnings of NU's EWGs and FUCOs, would not have a material adverse effect on the financial integrity of the NU system, or an adverse impact on NU's public-utility subsidiaries, their customers, or the ability of State commissions to protect such public-utility customers. The Rule 53(c) Order was predicated, in part, upon an assessment of NU's overall financial condition which took into account, among other factors, NU's consolidated capitalization ratio and its retained earnings, both of which have improved since the date of the order. NU's EWG investment (it has no FUCO investment) has been profitable for all quarterly periods ending June 30, 2000 through December 31, 2002 (NGC was acquired in March 2000). As of December 31, 1999, the most recent period for which financial statement information was evaluated in the Rule 53(c) Order, NU's consolidated capitalization consisted of 35.3% common equity and 64.7% debt (including long and short-term debt, preferred stock, capital leases and guarantees).
As of June 30, 2000, the end of the first quarter after the issuance of the Rule 53(c) Order, the consolidated capitalization ratios of NU, with consolidated debt including all short-term debt and non-recourse debt of the EWG, were as follows:

                                   As of June 30, 2000
                             (thousands
                              of dollars)                %

Common shareholders' equity    2,365,854                36.9
Preferred stock                  277,700                 4.3
Long-term and short-term debt  3,768,353                58.8

                               6,411,907               100.0

5. The consolidated capitalization ratios of NU as of December 31, 2002, with consolidated debt including all short-term debt and non-recourse debt of the EWG, were as follows:

                              As of December 31, 2002
                            (thousands
                             of dollars)                  %

Common shareholders' equity   $2,210,521                33.4
Preferred stock                  116,200                 1.8
Long-term and short-term debt  2,400,050                36.2
Rate Reduction Bonds           1,899,312                28.6

                              $6,626,312               100.0

If Rate Reduction Bonds are excluded the consolidated capitalization ratio of NU as of December 31, 2002 is as follows:

                              As of December 31, 2002
                         (thousands
                         of dollars)                     %

Common shareholders' equity   $2,210,521              46.8
Preferred stock                  116,200               2.4
Long-term and short-term debt  2,400,050              50.8

                              $4,726,771             100.0%

6. NGC has made a positive contribution to earnings by contributing $131.9 million in revenues in the 12-month period ending December 31, 2002 and net income of $30.4 million for the same period. Although since the date of the Rule 53(c) Order, the common equity ratio of NU on a consolidated basis has decreased, it still remains at a financially healthy level, above the 30% benchmark required by the Commission, and if Rate Reduction Bonds are excluded, the consolidated common equity ratio has increased. Accordingly, NU's investments in its EWG has not had an adverse impact on NU's financial integrity.

ITEM 6. Exhibits and Financial Statements

   The following exhibits and financial statements marked by an asterisk (*) were previously filed:

    (a)   Exhibits

   *F.  Opinion of Counsel

   *H.  Form of Notice

   I.   Use of Proceeds (Filed Confidentially)

   (b)   Financial Statements

     *1.1   Northeast Utilities Consolidated Balance Sheets, actual and pro forma, as of December 31, 2001, and Consolidated Statements of Income, actual and pro forma, and Statement of Retained Earnings, for the 12 months ended December 31, 2001 and Statement of Capitalization as of December 31, 2001.

     *1.2   Northeast Utilities Parent Balance Sheets, actual and pro
forma, as of December 31, 2001, and Statements of Income, actual and pro forma, and Statement of Retained Earnings, for the 12 months ended December 31, 2001 and Statement of Capitalization as of December 31, 2001.


                          SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this amendment to be signed on its behalf by the undersigned officer or attorney thereunto duly authorized.

Date: March 18, 2003

NORTHEAST UTILITIES


By:       /s/  Randy A. Shoop
               Randy A. Shoop
               Assistant Treasurer - Finance


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

<FN1>  In Holding Co. Act Rel. No. 35-27127 (January 31, 2000) the
Commission authorized NU to issue short or long-term debt in order to fund the acquisition of Yankee Energy System, Inc., up to an aggregate amount of $275 million. The authorization expired June 30, 2002. The order sought in this file will replace the order received in File
No. 35-27127.   In addition, pursuant to Holding Co. Act Rel. 35-27328
(Dec. 28, 2000), the Commission authorized NU to incur up to $400 million in short-term debt. The Long-term Debt authorization sought here is in addition to such short-term debt.

<FN2>   Recently, the Commission approved a similar financing
application filed by The Southern Company in which Southern requested approval to issue preferred securities and long-term debt directly or indirectly through special-purpose financing entities. See The Southern Company, Holding Co. Act Release No. 35-27134 (Feb. 9,
2000). In that case, the Commission took account of the changing needs of registered holding companies for sources of capital other than common equity and short-term debt brought about primarily by the elimination of restrictions under the Act on investments in various types of non-core businesses (e.g., EWGs, FUCOs, ETCs and Rule 58 Companies). The Commission noted that, without the ability to raise capital in external markets that is appropriate for such investments, registered holding companies would be at a competitive disadvantage to other energy companies that are not subject to regulation under the Act. See also American Electric Power Co., Inc., Holding Co. Act Release No. 35-27382 (Apr. 20, 2001).

<FN3>   A "lock" is another term for a forward hedge, whereby a
counterparty commits to ("locks") a specific interest rate on a notional principal amount, to enable the purchaser to lock in the desired rate of interest on a proposed new issue.

<FN4>   The Commission has previously authorized similar hedging
transaction proposals. See Entergy Corporation, Holding Co. Act Release No. 35-27371 (April 3, 2001), New Century Energies, Inc., et al., Holding Co. Act Release No. 35-27000 (April 7, 1999); and Ameren Corp., et al., Holding Co. Act Release No. 35-27053 (July 23,
1999).

<FN5>  In Holding Co. Act Release No. 35-27147 (March 7, 2000), the
Commission noted that NU, CL&P, WMECO and PSNH were all below the Commission's benchmark of 30% common equity-to-total capitalization ratio if Rate Reduction Bonds were included in the calculation. The Commission found that because of the exceptional circumstance of the state's restructuring legislation, the following representations mitigated the fact that the Utilities were below the 30% test: (1) that CL&P and WMECO had investment grade ratings of BBB-or better;
(2) that CL&P and WMECO's financial integrity would not be impaired by the payment of dividends; (3) that the Operating Companies have and will continue to have, following the consummation of the transactions, adequate cash and access to working capital facilities to meet and support their normal business operations; and finally (4) that it is in the public's interest because both investors and consumers benefited. See also Holding Co. Act. Release No. 35-27529 (May 11, 2002).

<FN6>  Id.

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